EXPENSE LIMITATION AGREEMENT

Forum Funds
Three Canal Plaza, Suite 600
Portland, ME 04101

April 25, 2014

Spears Abacus Advisors LLC
147 East 48th Street
New York, NY 10017

Dear Mr. Raich:

Pursuant to this Expense Limitation Agreement (the "Agreement"), Spears Abacus Advisors LLC (the "Adviser") agrees to limit its investment advisory fee and reimburse expenses (including acquired fund fees and expenses) as necessary to ensure that the net annual operating expenses, (excluding taxes, interest, portfolio transaction expenses and extraordinary expenses) for the The BeeHive Fund (the "Fund") do not exceed 0.99% per annum (the "Expense Limitation") for the period from May 1, 2014 through April 30, 2015 (the "Limitation Period"). This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Fund.

The Fund agrees to repay the Adviser for any advisory fees forgone and any operating expenses in excess of the Expense Limitation that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the Fund's total operating expenses (excluding taxes, interest, portfolio transaction expenses, and extraordinary expenses) to exceed the annual rate of average daily net assets for the Fund, and (ii) the repayments are made within three years of the date on which they are incurred. The Adviser understands that it shall look only to the assets attributable to the Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of New York and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds (the "Board"). This Agreement will automatically renew annually for a one-year term, unless either it has been otherwise amended or terminated by the Board or, at least 90 days' before the end of the current Limitation Period, the Adviser has provided written notice to the Board of its intent to terminate this Agreement. This Agreement will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Fund.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS,

By:	/s/ Stacey E. Hong
Stacey E. Hong
Title:	President

The foregoing Agreement is hereby accepted as of April 25, 2014.

Spears Abacus Advisors LLC

By:	/s/Robert M. Raich
Name:	Robert M. Raich
Title:	President

Signature page to the Expense Limitation Agreement